

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

David L. Goodin
President and Chief Executive Officer
Knife River Holding Co
1150 West Century Avenue
Bismarck, ND 58503

> **Re: Knife River Holding Co**
> **Draft Registration Statement on Form 10-12B**
> **Submitted December 14, 2022**
> **CIK No. 0001955520**

Dear David L. Goodin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Information Statement Summary
Summary Historical Consolidated Financial Data
Consolidated Balance Sheet, page 18

1. We note your disclosure of Working capital, which does not appear to be consistent with the definition of working capital as defined in the FASB Codification Master Glossary. Tell us how you considered whether your disclosure of Working capital is a non-GAAP measure per Item 10(e) of Regulation S-K.

Risk Factors
Significant changes in prices for commodities, labor, or other production and delivery inputs
could negatively affect ..., page 19

2. We note your risk factor indicating that inflationary pressures could affect your prices and
    supply and demand for your products and services, etc. We further note disclosure on
    page 73 regarding the inflationary impact on your margins. Please update this risk factor if
    recent inflationary pressures have materially impacted your operations. In this regard,
    identify the types of inflationary pressures you are facing and how your business has been
    affected. As part of your disclosure, identify actions planned or taken, if any, to mitigate
    inflationary pressures.

The Separation and Distribution, page 40

3. Please revise to disclose whether the MDU Resources board of directors considered
    alternatives to the spin-off transaction, or a spin-off of Knife River and MDU's
    Construction Services business as a combined entity, and, if so, why those alternatives
    were not pursued.

Selected Historical Consolidated Financial Data
Non-GAAP Financial Measures, page 49

4. We note your presentation of EBITDA and your statement that it is "calculated by adding
    back interest expense and depreciation, depletion and amortization expense to income
    (loss) before income taxes." However, net income as presented in the statement of
    operations is the GAAP measure intended by the term "earnings" in the calculation of
    EBITDA in Exchange Act Release No. 47226. Refer to Item 10(e)(i)(B) of Regulation S-
    K and Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations for
    Non-GAAP Financial Measures, and revise your disclosure accordingly. This comment
    applies to the qualitative and quantitative reconciliation disclosures on page 87 as well.

5. We note the disclosure of EBITDA margin in other sections of your submission. Please
    expand your disclosures here to identify EBITDA Margin as a Non-GAAP measure and
    provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G.

Business
Business Segments, page 56

6. We note your reference under this heading and elsewhere in the submission to "net
    revenue." Please clarify what is meant by referring to revenue on a net basis, which is not
    consistent with the presentation of revenue on the consolidated statements of income.

Aggregate sites and reserves, page 68

7. We reviewed your reserve disclosure and noted the sale price for your salable products
    which serves as a basis for your reserve determination was not disclosed in your filing as

required by the footnotes to Tables 1 and 2 of paragraph (b) of Item 1303 of Regulation S-K. Please modify your filing to include your reserve price for your properties with your reserve tables.

8.   Please report your mine site production and ownership/lease status by division (regional) and type (aggregate or sand and gravel) to correspond to your reserve reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Financial and Operating Data, page 76

9.   Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 303 of Regulation S-K. As one example, we note the decrease in gross profit experienced in the Pacific reportable segment on page 77 is attributed to higher fuel, material and production costs, partially as a result of inflationary pressures, but that these costs were somewhat offset by the higher average selling prices. As another example, the increase in net revenue in the Northwest reportable segment is attributed to higher sales volumes and higher average selling prices on products. Refer to Item 303(b)(2)(iii)) for guidance on describing the reasons for changes from period to period in revenue.

Critical Accounting Estimates
Goodwill, page 86

10.   We note your statement that "At October 31, 2021, the fair value of Knife River substantially exceeded the carrying value." Please further revise this statement to clarify that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Description of Knife River Holding Company's Capital Stock
Exclusive Forum , page 113

11.   We note your disclosure here and on page 37 that your forum selection provision in your amended and restated certificate of incorporation will identify the state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply

to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Notes to the Consolidated Financial Statements
Note 3 - Significant Accounting Policies
Revenue recognition, page F-12

12.   We note your statement that the "nature of the services provided generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which is then evaluated to determine whether a separate performance obligation exists." Please revise to disclose how you determine the transaction price for your contracts, including any methods, inputs and assumptions used, and how you allocate the transaction price, including how you estimate the stand-alone selling price. Refer to FASB ASC 606-10-50-20.

13.   Your disclosure indicates that you estimate the amount of revenue to be recognized on variable consideration using estimation methods that best predict the most likely amount of consideration you expect to be entitled to or expect to incur. Please revise to disclose information about the methods, inputs, and assumptions used in estimating variable consideration and in assessing whether an estimate of variable consideration is constrained. Refer to FASB ASC 606-10-50-20.

Property, plant and equipment, page F-14

14.   We note that additions to property, plant and equipment are recorded at cost and that you deplete Aggregate reserves using the units-of-production method based on recoverable aggregate reserves. Please expand your disclosures to explain how you account for your mining activities. Specifically, we note your properties are currently in various stages of exploration, development and production. The expanded disclosures should identify how you account for these activities at each stage as well as identify where these amounts are accounted for in your financial statements. For example, identify where you have expensed exploration and evaluation costs. Clarify your capitalization policy for your Aggregate reserves balance and the type(s) of reserves used as the basis for your units-of-production method. Describe the production costs incurred and what amounts are included in inventory or cost of revenue.

Note 4 - Disaggregation of Revenue, page F-16

15.   Please tell us your consideration of providing additional disaggregation of revenue based on the disclosures on page 65 for Contracting Services Revenue Breakdown.

Note 16 - Business Segment Data, page F-28

16.   We note you include the All Other category in the reconciliations provided on pages F-28 and F-29. Please tell us how these disclosures provided in response to FASB ASC 280-10-50-30 appropriately reflect reconciliations of the total of the reportable segments to your

consolidated amounts. Refer also to FASB ASC 280-10-50-15 and FASB ASC 280-10-55-48 and 55-49.

Exhibits

17.   We note your disclosure that in connection with the separation and distribution, Knife River Holding Company anticipates that it will incur short-term and long-term debt. Please file a copy of these agreements as exhibits when they are available. Refer to Item 601(b) of Regulation S-K.

General

18.   We note your disclosure that no vote of MDU Resources stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for that statement.

19.   Please provide an analysis of whether the distribution of the Knife River Holding Co. shares to the shareholders of MDU Resources Group constitutes a sale under Section 2(a)(3) of the Securities Act. We note your disclosure that MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution. You further discuss that MDU Resources intends to dispose of all shares of Knife River Holding Company common stock that it retains after the distribution; such dispositions may include one or more exchanges of shares of the Knife River Holding Company common stock for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash. As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the MDU Resources shareholders' investment such that the shareholders are providing value for the Knife River shares, and discuss the shareholders economic and voting interests in MDU Resources prior to the transactions compared to their economic and voting interests in MDU Resources and Knife River after the transactions.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John L. Robinson